Exhibit 99.2

Deloitte.

Deloitte LLP Brookfield Place 181 Bay Street Suite 1400 Toronto ON M5J 2V1 Canada Tel: 416-601-6150 Fax: 416-601-6151 www.deloitte.ca

April 29, 2015

To:	Ontario Securities Commission

Alberta Securities Commission

British Columbia Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan

The Manitoba Securities Commission

Authorité des marchés financiers (Québec)

Financial and Consumer Services Commission (New Brunswick)

Nova Scotia Securities Commission

Office of the Superintendent of Securities Service, Newfoundland and Labrador

Office of the Superintendent of Securities, (Prince Edward Island)

Nunavut Securities Office

Northwest Territories Securities Office

Office of the Superintendent of Securities, (Yukon Territories)

Dear Sirs/Mesdames:

Royal Bank of Canada – Change of Auditor Notice

We have read the Notice of Change of Auditor dated April 24, 2015 of Royal Bank of Canada (“RBC”) and, in accordance with section 4.11 of National Instrument 51-102 – Continuous Disclosure Obligations, we confirm that we agree with all of the statements contained therein.

Yours very truly,

/s/ Deloitte LLP

Chartered Professional Accountants, Chartered Accountants

Licensed Public Accountants